UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number 001-42260

Powell Max Limited

(Registrant’s Name)

22/F., Euro Trade Centre
13-14 Connaught Road Central,

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into a Material Definitive Agreement

On February 26, 2025, Powell Max Limited, a business company incorporated under the laws of the British Virgin Islands (the “Company”), entered into an Agreement for Sale and Purchase (the “Agreement”) with Vision Access Enterprises Limited (“Vision Access”) and M Digital Partners Company Limited (collectively, the “Vendors”), pursuant to which the Vendors agreed to sell and the Company agreed to purchase the shares representing all of the issued and outstanding capital of Miracle Media Production Limited (the “Target”) and all of the outstanding amounts owed by the Target to Vision Access. The Target is principally engaged in the provision of printing and translation services. A copy of the Agreement is attached hereto as Exhibit 10.1 and is incorporated by reference herein.

There was no material relationship between each of the Vendors and the Company or any of the Company’s affiliates, directors, or officers, or any associate of the Company’s directors or officers.

Forward-looking Statements

This Current Report contains “forward-looking statements” of the Company, including statements concerning: the expected impact of this acquisition of the Target on the Company’s business and its results of operations; the creation of long-term value for shareholders and investors of the Company; potential synergies and integration between the Company and the Target as well as their businesses. Words such as “will,” future,” “expects,” “believes,” and “intends,” or similar expressions, are intended to identify forward-looking statements. Forward-looking statements are subject to inherent uncertainties in predicting future results and conditions. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including without limitation, the reaction to the transaction of the Target’s business partners; the reaction of competitors to the acquisition; the retention of the Target’s employees; the Company’s plans for the Target; the future growth of the businesses of the Company and the Target and the possibility that integration following the acquisition may be more difficult than expected; the risk that the Company’s collaborations with the Target will not be successful, and other risk factors detailed in the Company’s filings with the United States Securities and Exchange Commission (the “SEC”). You are urged to carefully review and consider any cautionary statements and other disclosures, including the statements made under the heading “Risk Factors” in our most recent Registration Statement on Form F-1 and other reports and documents that we file from time to time with the SEC. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by law.

Financial Statements and Exhibit

Exhibits

The following exhibits are being filed herewith :

Exhibit No.	Description
10.1	Sale and Purchase Agreement, dated as of February 26, 2025, by and between the Company and the Vendors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POWELL MAX LIMITED

By:	/s/ Tsz Kin Wong
Name:	Tsz Kin Wong
Title:	Chairman of the Board, Executive Director and Chief Executive Officer

Date: February 27, 2025

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